[LURIO & ASSOCIATES, P.C. LETTERHEAD]

April 21, 2010

VIA ELECTRONIC FILING
Katherine Wray, Esquire
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	USA Technologies, Inc.
Registration Statement on Form S-1
Filed March 16, 2010
File No. 333-165515
Registration Statement on Form S-1
Filed March 16, 2010
File No. 333-165516

Dear Ms. Wray:

This office represents USA Technologies, Inc. (the “Company”).  This letter responds to the staff’s comment letter dated April 12, 2010 relating to the above-captioned registration statements. Each numbered paragraph set forth below corresponds to the numbered paragraph of the staff’s comment letter.

Registration Statements on Form S-1

Risk Factors

1. Per the staff’s request, an appropriate risk factor regarding the shares underlying the warrants has been added to each prospectus.

Use of Proceeds

2. Per the staff’s request, the use of proceeds section of each prospectus has been amended to indicate the order of priority of the use of proceeds and to indicate how the proceeds would be utilized if less than the maximum amount of proceeds are obtained.

Capitalization

3. Per the staff’s request, the capitalization section of each prospectus has been amended to remove the effect of the receipt and application of any part of the proceeds from the sales of securities.

Plan of Distribution

4. Per the staff’s request, the cover page and plan of distribution section of each prospectus has been amended to name Source Capital Group as an underwriter.

Please contact the undersigned directly at (215) 665-9300 (extension 105) with any questions you may have regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Mr. George R. Jensen, Jr.
Peter B. Hirshfield, Esquire